Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II Commission File No. 001-40246

Exchange Ratio: How do my Old Nextdoor Options and/or RSUs get converted into shares of New Nextdoor?

Terms:

•	New Nextdoor: Nextdoor as a public company following the close of the transaction

•	Old Nextdoor: Nextdoor as a private company prior to the close of the transaction

•	Restricted Stock Unit (RSU): the right to receive a specific number of shares of company stock in the future, upon the satisfaction of certain conditions.

•	Stock Option: the right to buy a specific number of shares of company stock at a pre-set strike price

•	Strike Price (a.k.a. the exercise price): the pre-set price that must be paid to exercise a stock option and buy the underlying share of stock

What happens to Old Nextdoor Options, RSUs, and Common Stock at the close of the SPAC transaction?

Options. At the closing, each Old Nextdoor stock option will be converted into an option to purchase shares of New Nextdoor common stock, based on a predetermined exchange ratio under the merger agreement that values Nextdoor at approximately $4.3 billion (post-money) and each share of public company stock at $10.00 per share. The estimated exchange ratio is currently 3.1047 shares of New Nextdoor common stock for each share of Old Nextdoor common stock.

Each option to purchase Old Nextdoor stock will remain subject to substantially the same vesting schedule and terms, except (i) the number of New Nextdoor shares underlying the option will be determined by multiplying the number of shares underlying the Old Nextdoor option by the exchange ratio, and rounding down to the nearest whole share, and (ii) the strike price per share of the Old Nextdoor option will be adjusted by dividing the strike price for the Old Nextdoor option by the exchange ratio, and rounding up to the nearest whole cent.

RSUs. At the closing, each Old Nextdoor RSU will be converted into a New Nextdoor RSU, based on a predetermined exchange ratio under the merger agreement. The estimated exchange ratio is currently 3.1047. New Nextdoor RSUs will remain subject to substantially the same vesting schedule and terms, except that the number of New Nextdoor RSUs underlying the award will be determined by multiplying the number of shares subject to the Old Nextdoor RSUs by the exchange ratio, and rounding down to the nearest whole share.

Common Stock (e.g. previously exercised options, settled RSUs). At the closing, each share of Old Nextdoor common stock will be converted into shares of New Nextdoor common stock, based on a predetermined exchange ratio under the merger agreement. The estimated exchange ratio is currently 3.1047. New Nextdoor Common Stock will remain subject to substantially the same terms as the Old Nextdoor common stock, except that the number of shares of New Nextdoor common stock will be determined by multiplying the number of shares of Old Nextdoor common stock by the exchange ratio, and rounding down to the nearest whole share.

Examples:

CONVERSION DETAILS
	Old Nextdoor** Value		Exchange Ratio		New Nextdoor Value
Approx Value/Share	$31.047			3.1047	$10.00

STOCK OPTIONS
	Old Nextdoor		Conversion		New Nextdoor
Options	1,000		x	3.1047	3,104
Exercise price	$12.69		÷	3.1047	$4.09
Approx Value /Share	$31.047		÷	3.1047	$10.00
Approx “Spread”	$18.357				$5.91
Approx Total Value	$18,357.000	*			$18,357.00	*

RESTRICTED STOCK UNITS (RSUs)
	Old Nextdoor		Conversion		New Nextdoor
RSUs	1,000		x	3.1047	3,104
Approx Value /Share	$31.047		÷	3.1047	$10.00
Approx Total Value	$31,047.00	*			$31,047.00	*

COMMON STOCK
	Old Nextdoor		Conversion		New Nextdoor
Shares	1,000		x	3.1047	3,104
Approx Value /Share	$31.047		÷	3.1047	$10.00
Approx Total Value	$31,047.00	*			$31,047.00	*

*	Illustrative, as there may be some rounding and slight pricing adjustments
**	Value approximated based on company valuation in SPAC

Reminders:

•

Nextdoor will freeze option exercises approximately 14 days prior to closing the transaction to allow a smooth transition to the New Nextdoor cap table. If your option would expire during this time, please contact stockadmin@nextdoor.com.

•

Following closing the transaction, exercises will resume as normal. There will be a lock-up period, i.e., a prohibition on selling or transferring stock, that will apply to all existing Nextdoor stockholders for a period of 180 days following the closing of the transaction, which is expected to occur in the fourth quarter of this year. The lock-up will also apply to shares resulting from your exercise of vested options and vested RSUs. You may exercise vested options during the lock-up period but will not be permitted to sell the shares you acquire on exercise. The company may choose to settle vested RSUs during the lock-up period.

•

Nextdoor intends to adopt a public company insider trading policy in connection with closing the transaction. The insider trading policy will specify trading windows and blackout periods, and any trade with respect to New Nextdoor shares will be subject to such policy, as well as any other applicable legal rules

•	All of the above is still contingent upon the transaction closing!

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Khosla Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the U.S. Securities and Exchange Commission (“SEC“). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB has filed a proxy statement with the SEC. The proxy statement will be sent to the stockholders of KVSB. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.